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October 2, 2020

VIA EDGAR AND FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Virios Therapeutics, LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed September 25, 2020
File No. 333-248447

On behalf of our client, Virios Therapeutics, LLC (the “Registrant”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 1, 2020 (the “Comment Letter”) relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below are the Registrant’s response to the Staff’s comment. The numbering of the paragraph below corresponds to the numbering of the Staff’s comment in the Comment Letter, which for your convenience we have incorporated into this response letter.

For the Staff’s convenience, we are submitting copies of this letter and a copy of the Registration Statement marked to show all changes from the Registration Statement via email.

Division of Corporation Finance

Securities and Exchange Commission

October 2, 2020

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	Your footnotes to the fee table indicate that you are calculating your registration fee base on Rule 457(o). However, based on your revised disclosure that you anticipate your offering price could be up to $11.00 per share, it does not appear you have calculated the registration fee based on the maximum aggregate offer price. Please revise your fee table accordingly.

The Registrant has revised the cover page of the Registration Statement to update the fee table to properly reflect the maximum aggregate offer price based on the range set forth in the prospectus.

Please contact me at (215) 979-1206 with any questions or further comments regarding the Registrant’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ Darrick M. Mix

Darrick M. Mix

cc:	Greg Duncan, Virios Therapeutics, LLC